UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of           July           , 20 10
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          ]

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date	July 30, 2010	By	/s/ Hendra Purnama
(Signature)

Hendra Purnama Acting VP Investor Relations/ Corporate Secretary

TICKERS:

NYSE	:	TLK
LSE	:	TKIA
IDX	:	TLKM
ISSUED SHARES:
20,159,999,280 shares
SHAREHOLDER COMPOSITION:

Govt. of Indonesia	:	52.47%
Public	:	47.53%
(exclude treasury stock 490,574,500 shares) (As of June 30, 2010)
CONVERSION RATES (US$ 1.00):
2009 = Rp10,207.5 (June 30,2009)
2010 = Rp9,065.0 (June 30,2010)
Notable figures
■	Significant improvement (QoQ) on cellular net add with total net add of 6,367K in Q2/2010

■	The decline in wireline revenue slowed to -8.3% in H1/10 as compared to -19.4% in H1/09, mainly as a result of our Flat Tariff strategy (Fixed Business Improvement Program — FBIP)

■	Based on QoQ comparison, EBITDA and Net Income for Q2/10 better than Q1/10 and grew by 7.7% and 16.2%, respectively
OPERATIONAL HIGHLIGHTS:

	H1/09	H1/10
Descriptions	(’000)	(’000)	Growth (%)
Fixed Line:
LIS Wireline	8,706	8,397	-3.5
LIS Wireless (Flexi):	13,491	15,896	17.8
— Post paid	666	565	-15.1
— Prepaid	12,825	15,330	19.5
Total	22,197	24,293	9.4
Cellular:
— Postpaid	2,017	2,098	4.0
— Prepaid	73,997	86,218	16.5
Total	76,014	88,316	16.2
Broadband:
— Speedy (subscribers)	816	1,416	73.6
— Mobile broadband *)	892	2,976	233.6

*)	including handset bundling
FINANCIAL HIGHLIGHTS (Consolidated):

Key Indicators	H1/09	H1/10	Growth (%)
Op. Revenues (Rp Bn)	32,612	34,243	5.0
Op. Expenses (Rp Bn)	21,035	22,884	8.8
Op. Income (Rp Bn)	11,577	11,360	-1.9
EBITDA (Rp Bn)	18,253	18,782	2.9
Net Inc. (Rp Bn)	6,044	6,003	-0.7
Net Inc./Share(Rp)	306.04	305.21	-0.3
Net Inc./ADS(Rp)	12,241.60	12,208.40	-0.3
EBITDA Margin (%)	56.0	54.8	-1.2
DISCLAIMER
This document contains financial conditions and result of operation, and may also contain certain projections, plans, strategies, and objectives of the Company, which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements, by their nature, involve risk and uncertainty that could cause actual results and development to differ materially from those expressed or implied in these statements. TELKOM does not guarantee that any action, which may have been taken in reliance on this document will bring specific results as expected.
Investor Relations/Corporate Secretary
PT. TELEKOMUNIKASI INDONESIA Tbk
Grha Citra Caraka, 5th floor
Jl. Gatot Subroto No.52, Jakarta

Phone	:	62 21 5215109
Fax	:	62 21 5220500
Email	:	investor@telkom.co.id
Website	:	www.telkom.co.id

PT. TELEKOMUNIKASI INDONESIA, Tbk.
ANNOUNCEMENT FOR
THE FIRST HALF 2010 RESULTS
(Unaudited)
Jakarta, July 30, 2010 — PT Telekomunikasi Indonesia, Tbk. has released its operational and consolidated financial statements and announced its earnings results for first half 2010. All financial figures in this report are prepared in accordance with Generally Accepted Accounting Principles in Indonesia (Indonesian GAAP).
The following analysis and discussion is based on our financial statements for first half 2009 and 2010 ended on June 30, 2009 and June 30, 2010 respectively. These have been submitted to the BAPEPAM-LK, the Capital Market and Financial Institutions Supervisory Agency.
OPERATIONAL RESULTS
Cellular Service
Customer Base
At the end of first half 2010, we had 88.3 million customers, representing 16.2% YoY growth, consisting of 2.1 million postpaid and 86.2 million prepaid customers. We added 6.7 million new customers in the half. As of June 30, 2010, we maintained our leading position in the cellular market with an approximately 47% market share.
Minutes of Use (MoU) & Revenue Per Minute (RPM)
For first half 2010, chargeable MoU reached 58.5 billion minutes, which was 14.1% lower than the MoU for the same period last year. The decline of MoU was due to reduced in simPATI traffic, which had benefited from an aggressive simPATI Talkmania promotion in H1/10. simPATI was still the main MoU contributor in H1/10. Meanwhile, the decline in simPATI traffic was partially offset by increased of Kartu As traffic.
Voice RPM for H1/10 was approximately Rp239, representing growth of 20% over H1/09.
SMS & Revenue Per SMS (RPS)
Chargeable SMS reached 41.7 billion messages in H1/10, a decrease of 11% compared to the 46.8 billion messages in H1/09. Revenue per SMS for H1/10 was approximately Rp118, rising 15% from H1/09.
ARPU (Average Revenue Per User)
ARPU is derived from monthly recurring customers’ usage. Blended ARPU for H1/10 was Rp43K, decreased decrease of 9.0% YoY from Rp47K in H1/09. The decline in blended ARPU was due to a falloff of 13% in simPATI’s ARPU from Rp48K in H1/09 to Rp42K in H1/10. Meanwhile, ARPU for other products (kartuHALO and Kartu As) has slightly increased.
Network capacity
During first half 2010, Telkomsel added 3,013 new BTSes (including 3G-BTS). As of June 30, 2010, Telkomsel had BTS 34,005 BTS units online, up 19.4%, compared to the same period last year. 44% of Telkomsel’s BTSes are located in Java, with the remaining 56% located throughout Indonesia.

Cellular Promo
■	As a measure of appreciation for our loyal kartuHALO, we are currently offering an additional 88 minutes for every 8 minutes call placed. This promo is valid from April until the end of August 2010.

■	In April 2010, we launched a new edition of the Kartu As starter pack, called Kartu As Rp2,000. The offering includes a preloaded credit of Rp2,000.

■	In order to attract new prepaid customers, Telkomsel kicked off the JAGOAN DUO promotional program in April 2010. One element is the “simPATI Jagoan Nelpon” promo, which gives an additional 300 minutes of airtime and 300 SMSes after Rp4,000 of usage. The other offering is “Kartu As Jagoan Serbu” which offers an inexpensive package of 100 minutes of airtime and 1,000 SMSes. This program has received a promising response from the market.

■	In April 2010, we launched a new service called SMS Translator, which translates Indonesian text messages to and from other 51 languages with support from Google technology.

■	Telkomsel, together with Media Nusantara Citra (MNC) Group and Electronic City Entertainment, was an official broadcaster of the 2010 World Cup. Through our Dunia Bola Telkomsel program, we also provided various content such as streaming of match video, international team updates, match schedules, wallpapers, player info and live scores available by dialing *465#.

■	In May 2010, we launched a new Flash Unlimited prepaid starter-pack to provide faster and higher quality broadband service to customers. The starter-pack sells for Rp60,000, which includes a preloaded credit of Rp55,000 along with 1MB internet access and 100 off-network SMSes.
In the following table, we present a YoY and QoQ cellular performance comparison:

		YoY			QoQ
	Unit	H1/09	H1/10	Growth (%)	Q1/10	Q2/10	Growth (%)
CUSTOMER BASE
Customer Base
kartuHALO	Subs (000)	2,017	2,098	4	2,047	2,098	2
simPATI	Subs (000)	53,613	60,201	12	57,692	60,201	4
Kartu As	Subs (000)	20,384	26,017	28	22,211	26,017	17
Total	Subs (000)	76,014	88,316	16	81,950	88,316	8
Net Add
kartuHALO	Subs (000)	76	64	-16	12	52	333
simPATI	Subs (000)	10,581	2,208	-79	-300	2,508	-936
Kartu As	Subs (000)	57	4,401	7,621	594	3,807	541
Total	Subs (000)	10,714	6,673	-38	306	6,367	1,981
MOU (excluding free & incoming mins)	Bn minutes	68	59	-14	28	31	10
ARPU
Total (6 months average)
kartuHALO	Rp.’000 per mo.	209	211	1%	208	211	1%
simPATI	Rp.’000 per mo.	48	42	-13%	42	43	2%
Kartu As	Rp.’000 per mo.	28	30	7%	30	29	-3%
Bended	Rp.’000 per mo.	47	43	-9%	43	43	0%
Non-voice/Data (6 months average)
kartuHALO	Rp.’000 per mo.	44	55	25%	53	57	8%
simPATI	Rp.’000 per mo.	13	12	-8%	12	12	0%
Kartu As	Rp.’000 per mo.	13	14	8%	16	13	-19%
Blended	Rp.’000 per mo.	14	14	0%	14	14	0%

NETWORK DATA
Network Capacity
Base stations installed (GSM/DCS/3G)	Unit	28,481	34,005	19	32,243	34,005	5.5
Overall capacity all network elements	Subs. mln.	78.8	90.9	15.4	85.1	90.9	6.8
Quality of Service
Call success rate	%	97.0%	95.7%	(1.4)	96.6%	95.7%	-1.0%
Call completion rate	%	98.8%	98.7%	(0.0)	98.9%	98.7%	-0.2%

EMPLOYEE DATA
Total employees *)	person	4,146	4,313	4	4,229	4,313	2.0
Efficiency ratio	Subs/employee	18,334	20,477	12	19,378	20,477	5.7

*)	Excluding Board of Directors

Broadband Services
Speedy
As of June 30, 2010, there were 1,416K subscribers for fixed broadband services (Speedy), representing growth of 73.6% from 816K subscribers recorded in the same period last year. Speedy market share for H1/10 was approximately 22%. ARPU for H1/10 was Rp228K, a decrease of 16.0%.
By the end of June 2010, TELKOM had successfully deployed an additional 400K broadband access ports (IP DSLAM) for TELKOM Speedy. This brings the cumulative capacity to 2.4 million ports, which will provide full support for the rapid expansion of fixed broadband penetration through TELKOM Speedy. In addition, we have added 304K ports from MSAN broadband. We also have expanded internet gateway capacity to 55 Gbps, ensuring adequate capacity for international links and providing capacity for high broadband traffic growth in both fixed and mobile broadband.
In line with our new business portfolio (TIME) and adjusted to current market conditions, Speedy positioning changed from an emphasis on speed or connectivity to an emphasis on quality content. We also are now bundling this product with others TELKOMGroup offerings.
Speedy has changed its tagline from one that is product-oriented—“Speed That You Can Trust"—to one that is emotion-oriented: “Lead Your Life”.
Speedy Promo
■	Speedy MultiSpeed Bundling is a program that leverages synergies with computer and modem vendors, yestv, content providers, along with attractive gimmicks.

■	A Speedy promo was run with the tagline “Speedy New Experience”. This promo offers valued-added free content, free antivirus, free modem & installation and higher speed at the same price.
Mobile Broadband
In the first half 2010, our mobile broadband user (including handset bundling) grew by 233.6% from 892K in H1/09 to 2,976K. ARPU for this service was Rp32K or decreased by 56.4%.
In November 2009, the next generation Flash was launched as a network technology upgrade from HSDPA 7.2 Mbps to HSPA+ technology with up to 21 Mbps access speed as we were granted a new additional spectrum (5 Mhz). This technology allows customers to increase access speed for their internet browsing experience.
To support mobile broadband service, some of our backbone infrastructures have been used by Telkomsel as a part of our strategy to synergize in operational.
Flash Promo
■	Unlimited Flash Broadband—Prepaid (A new starter pack). The objective of this promo is to provide affordable unlimited internet access and to drive data and internet usage with our prepaid users and potential users. The starter pack was sold at Rp60K, which included credit for Rp55K of use, 1MB free internet and 100 SMSes off-network. We also provides other packages with at price-points of Rp50K, Rp100K and Rp200K for 384kbps internet connections (active period 14 days), 384kbps and 512kbps with active period 30 days, and also fair use quota are 100MB, 500MB and 1.5GB, respectively.

■	Our promo program: Modem Flash Rp499K + Free 300Mb/month. All cellular users will get 300Mb free on a volume based package.

Fixed Wireline Services
As of June 30, 2010, our total number of fixed wirelines in service has remained essentially flat at approximately 8.4 million, representing a decrease of 3.5% from 8.7 million in H1/09. ARPU for this period amounted to Rp106K.
As part of our strategy to manage fixed wireline churn, during 2010, we launched a fixed business improvement program (“FBIP”), which is a promotion for existing fixed wireline subscribers to offer them various monthly fixed fee packages for local and domestic long-distance calls up to a certain call volume. The fixed fee package is offered to our customers based on historical usage volumes for that particular customers. We now provide two kinds of FBIP packages to our customers consisting of an anytime package and a mobile calling package.
As of June 30, 2010, there were 2.0 million subscribers registered with one of our FBIP programs reflecting around 24% of total wireline subscribers. The total incremental revenue during the first half 2010 from this program was Rp180 billion.
Fixed Wireline Promo
Telkom recently launched TPRT (Telkom Point Rejeki Tumpah) for the period from April 2010 to March, 2011, TPRT is a continuation of the program TRRT (Telepon Rumah Rejeki Tumpah) to retain customers (PSTN, Speedy, yestv) through reward points.
Fixed Wireless Service (Flexi)
Customer Base
As of June 30, 2010, Flexi obtained 756K net additional subscribers, bringing total subscribers to 15.9 million. This represents an approximately 56% market share. We have maintained our leading position as a dominant player in the fixed wireless market.
Revenue and ARPU (Average Revenue Per Usage)
During H1/10, Flexi contribution to total revenue reached Rp1.6 trillion, a decrease of 6.8% compared to the same period last year. This revenue consists of on-net, off-net, international call, SMS, VAS, internet and incoming interconnection. The diminution in Flexi’s contribution was mainly due to decreasing MoU (Minutes of Usage) and SMS productions.
ARPU (blended) for this period amounted to Rp17K, a decrease of 26.9% from Rp23K from the same period last year. Revenue per Minute (RPM) amounted to Rp188, an increase of 5.1% from Rp179. Total wireless production (MoU) decreased by 28.2% from 8.6 billion minutes in H1/09 to 6.2 billion minutes.
Network capacity
During first half 2010, total BTS increased by 12.3 % to 5,552 units. As of June 30, 2010, 370 cities are covered by these BTSes, an increase of 17 cities. The allocation of BTSes located in Java and outside Java is about 35% and 65%, respectively.
Flexi Promo
■	“FLEXINET UNLIMITED”: Flexi program for unlimited internet access with a fixed period (Rp2,500/day, Rp15,000/week and Rp50,000/month). This program is valid until December 31, 2010.

■	“FLEXI IRIT MINGGUAN”: A program providing a credit bonus of Rp500,000, which can be used to dial into Flexi on-net for 7x24 hours to customers who have registered for a specific short code (registration free is Rp5,000/week (inc. PPN10%)).

■	We launched TelkomVoucher (T-Voucher). This product is a prepaid card that can be used to perform pulse charging Flexi, buy yestv package, access TelkomHotspot and top up Speedy Prepaid account.

■	To Celebrate the World Cup 2010, Flexi cooperated with 24 malls in nine cities offering “Pesta Bola Mania” (PBM). This program ran from June 11 to July 11, 2010 and awarded a prize of a Mazda 2 SMT every week to a different lucky customer (total 4 units during this period).
In the following table we present comparison YoY and QoQ Flexi performance as follow:

		YoY			QoQ
	UNIT	H1/09	H1/10	Growth (%)	Q1/10	Q2/10	Growth (%)
Customer Base
Classy/Postpaid	SSF(’000)	666	565	-15.1%	594	565	-4.9%
Trendi/Prepaid	SSF(’000)	12,825	15,330	19.5%	15,354	15,330	-0.2%
Total Blended	SSF(’000)	13,491	15,896	17.8%	15,948	15,896	-0.3%

Net additional
Classy/Postpaid	SSF(’000)	(65)	(84)	28.1%	(55)	(29)	-47.5%
Trendi/Prepaid	SSF(’000)	831	840	1.2%	864	(24)	-102.8%
Total Blended	SSF(’000)	765	756	-1.1%	809	(53)	-106.5%

ARPU
Classy/Postpaid	Rp(’000)	85	85	0.2%	83	88	5.2%
Trendi/Prepaid	Rp(’000)	20	14	-28.0%	15	14	-4.3%
Total Blended	Rp(’000)	23	17	-26.9%	17	17	-4.3%

MoU (Minute of use)	mn minutes	8,564	6,153	-28.2%	3,073	3,080	0.2%
SMS	mn messages	2,626	2,104	-19.9%	1,073	1,030	-4.0%

NETWORK
BTS	BTS	4,943	5,552	12.3%	5,543	5,552	0.2%
Coverage	Cities	353	370	4.8%	370	370	0.0%
FINANCIAL RESULTS
Highlights
In the following table, we present a YoY and QoQ comparison for our Statement of Income

	YoY			QoQ
Statement of Income	H1/09	H1/10	Change	Q1/10	Q2/10	Change
Total Revenues (Rp Tn)	32,612	34,243	5.0%	16,587	17,656	6.4%
Total Expenses (Rp Tn)	21,035	22,884	8.8%	11,266	11,618	3.1%
EBITDA (Rp Tn)	18,253	18,782	2.9%	9,044	9,738	7.7%
EBIT (Rp Tn)	11,577	11,360	-1.9%	5,321	6,039	13.5%
Net Income (Rp Tn)	6,044	6,003	-0.7%	2,777	3,226	16.2%
EBITDA Margin (%)	56.0%	54.8%	-1.1%	54.5%	55.2%	0.6%

Profit and Loss Statement
Operating Revenues
We recorded operating revenues of Rp34.2 trillion in H1/10, an increase of by Rp1.6 trillion or 5.0% from Rp32.6 trillion in H1/09, A summary follows:
■	Fixed line revenue decreased by Rp759.6 billion or 10.2% from Rp7.4 trillion in H1/09 to Rp6.7 trillion in H1/10, mainly due to a decrease in wireline revenue and wireless revenue as a results of a fall-off in on-net, off-net and interconnection calls from both services.

■	Cellular revenue increased by Rp439.0 billion or 3.1% from Rp14.0 trillion in H1/09 to Rp14.4 trillion in H1/10 due to an increase in total cellular customers from 76.0 million to 88.3 million, mainly from an increase of 27.6% in Kartu As customers.

■	Interconnection revenue. In accordance with the change of accounting treatment from net to gross (PPSAK No.1) in 2010 and to concord with the new accounting practice in the Telco industry, we present outgoing interconnection revenue on a gross basis as a part of operating revenues and recorded as interconnection revenue. And, interconnection expense presented as a part of operating expenses. The 2009 presentation is reclassified to conform with the current standard.

Based on this reclassified treatment, the interconnection revenues increased by Rp85.8 billion, or 6.0% from Rp1.4 trillion in H1/09 to Rp1.5 trillion in H1/10. This was mainly due to rise in cellular interconnection revenue.

■	Data, internet and information technology services revenues increased by Rp1.6 trillion or 18.0% from Rp8.7 trillion in H1/09 to Rp10.2 trillion in H1/10, primarily due to significant growth in internet connectivity, data communications and information technology services revenues as a result of significant growth in Speedy subscribers and mobile broadband users by 73.6% and 233.6%, respectively. During H1/10, Speedy and mobile broadband generated revenue amounted to Rp1.7 trillion and Rp1.4 billion, an increase of 46.3% and 121%, respectively, compared to the same figure last year.

■	Network revenues decreased by Rp35.1 billion or 5.9% from Rp590.0 billion in H1/09 to Rp555.0 billion in Q1/10, mainly due to the decrease in satellite transponder lease services and leased channel.

■	Other revenues increased by Rp342.9 billion or 66.5% from Rp515.8 billion in H1/09 to Rp858.7 billion in H1/10, mainly caused by sales of CPE (Customer Premises Equipment) to customers during H1/10.
In the following table, we represent revenue as a percentage of total revenues.

% to Operating	YoY
Revenues	H1/09	H1/10	Change
Fixed line	22.8%	19.5%	-3.3%
Cellular	42.8%	42.0%	-0.8%
Interconnection	4.4%	4.4%	0.0%
Data, Internet & IT	26.6%	29.9%	3.3%
Network	1.8%	1.6%	-0.2%
Other	1.6%	2.5%	0.9%

Operating Expenses
Total Operating Expenses was Rp22.9 trillion in H1/10, increasing by Rp1.8 trillion or 8.8% from Rp21.0 trillion in H1/09. A summary follows:
■	Depreciation and amortization expense increased by Rp737.1 billion or 11.0%, from Rp6.7 trillion to Rp7.4 trillion, mainly due to an increase in fixed assets, such as BTS, switching equipment and IT & support facilities, in line with the increase in capital expenditure, which was primarily for cellular network infrastructure.

■	Personnel expenses decreased by Rp212.8 billion, or 5.8%, from Rp3.7 trillion to Rp3.5 trillion, mainly due to a decrease in net periodic post retirement health care benefits, which came as a result of the increase in the discount rate for actuarial pension benefits.

■	Operation & maintenance expenses increased by Rp1.4 billion or 19.9% from Rp7.0 trillion in H1/09 to Rp8.4 trillion in H1/10, mainly due to network infrastructure growth. Total BTS of Flexi and cellular grew by 12.3% and 19.4%, respectively, which affected transmission cost, frequency fees and power supply costs. The increase in these expenses also was affected by an increase in partnership fees for third parties who sold our products.

■	General and administrative expenses decreased by Rp119.4 billion, or 9.6% from Rp1.2 trillion in H1/09 to Rp1.1 trillion, due to a decrease in the provision for doubtful accounts and inventory obsolescence.

■	Interconnection expense increased by Rp35.2 billion, or 2.4% from Rp1.4 trillion in H1/09 to Rp1.5 trillion, in line with an increase in interconnection revenue.

■	Marketing expenses slightly increased by Rp14.4 billion or 1.5% to Rp966.3 billion, mainly due to an increase in sales support costs such as sales outlets, in line with the expansion of channel distribution.
To give addition insight on our financial results, in the following table we represent expenses as a percentage of total revenues.

% to Operating	YoY
Revenues	H1/09	H1/10	Change
Depreciation	20.5%	21.7%	1.2%
Personnel	11.3%	10.1%	-1.2%
O & M	21.5%	24.6%	3.0%
G & A	3.8%	3.3%	-0.5%
Interconnection	4.5%	4.4%	-0.1%
Marketing	2.9%	2.8%	-0.1%

EBITDA and EBITDA Margin
During H1/10, EBITDA reached Rp18.8 trillion, growing by 2.9% from the same period last year, while EBITDA margin slightly declined by 1.2% to 54.8%. In spite of declining EBITDA Margin in H1/10, in Q2/10 EBITDA margin was slightly better than Q1/10. EBITDA increased by 7.7% and EBITDA margin increased by 0.6% on a QoQ basis.
Other Expenses (Income)
The decrease in foreign exchange gain of Rp439 billion compared to the previous period led to increase in Other Expenses-net by Rp440 billion or 1,124%. This was mainly due to a decrease in foreign exchange gains in H1/10 following the appreciation of the rupiah against foreign currencies (USD and EUR) and an increase in interest expense.

Net income
Net income decreased by 0.7% to Rp6.0 trillion and net income margin reached 17.5%, decreasing by 1.0%, compared to the same period last year.
As a result, Return on Equity (ROE) and Return on Assets (ROA) for this period reached 15.1% and 6.1%, respectively.
Balance Sheet
In the following table we present a comparison YoY for the Balance Sheet as follows:

	YoY
Balance Sheet	H1/09	H1/10	Change
Total Assets (Rp Tn)	94.3	99.1	5.1%
Total Liabilities (Rp Tn)	51.7	49.4	-4.3%
Minority interest (Rp Tn)	8.5	9.7	14.7%
Total Equity (Rp Tn)	34.1	39.9	16.9%
As of June 30, 2010, our total assets increased by Rp4.8 trillion or 5.1% from Rp94.3 trillion on H1/09 to Rp99.1 trillion on H1/10. This was mainly due to an increase in fixed assets as a result of additional network infrastructures, primarily for our cellular network.
Total liabilities has decreased by Rp2.2 trillion or 4.3% from Rp51.7 trillion to Rp49.4 trillion, mainly due to a decrease in trade payables from third parties, two step loans and deferred considerations for business combinations that was partially offset by an increase in bank loans.
■	Current Liabilities decreased by 6.0% to Rp30.8 trillion, mainly due to a decrease in trade payable.

■	Non-current Liabilities decreased by 1.4% to Rp18.6 trillion due to an increase in bank loans and two step loans.
As of June 30, 2010, total consolidated debt amounted to Rp18.5 trillion, consisting of short term and long term debt amounting to Rp6.5 trillion and Rp12.0 trillion, respectively.
Total equity increased by Rp5.8 trillion or 16.9% from Rp34.1 trillion at the end of June 30, 2009 to Rp39.9 trillion on June 30, 2010, mainly due to from net income during H1/10.
Cash Flow
Cash and cash equivalents at the end of this period totaled Rp8.3 trillion, a decrease of 0.1% compared to the same period last year, as a result of:
■	Net cash flows from operating activities decreased by Rp289.3 billion, or 2.2%, primarily due to a decrease in receipts from fixed line and interconnection revenues. These decreases were also caused by increases in cash payment for operating expenses.

■	Net cash flows used in investment activities decreased by Rp2.6 trillion, or 23.9%, primarily due to decrease of acquisition of property, plant and equipment.

■	Net cash flows from financing activities decreased by Rp2.6 trillion, or 215.6%, primarily due to decreasing proceeds from long term borrowings.

Financial Ratios
We present some of our financial ratios on a YoY basis, as follow:

Ratios	H1/09	H1/10	Change
Operating margin (%)	35.5	33.2	(2.3)
Profit Margin (%)	18.5	17.5	(1.0)
Current ratio (%)	49.0	57.6	8.6
Return on Assets (%)	6.4	6.1	(0.3)
Return on Equity (%)	17.7	15.1	(2.6)
Total Liabilities to Equity (%)	151.4	124.0	(27.4)
Gearing (Net Debt to Equity) (%)	28.4	24.5	(3.9)
Debt to Equity (%)	53.6	46.3	(7.3)
Debt to EBITDA (%)	100.2	98.3	(1.8)
Debt Service Ratio (Times)	2.4	2.5	0.1
EBITDA to Interest Expense (times)	19.5	19.6	0.1
EBITDA to Net Debt (%)	188.5	191.9	3.4
Capital Expenditure (Capex)
During first half 2010, total consolidated Capex amounted to Rp6.2 trillion with allocation for TELKOM and Telkomsel amounting to Rp1.7 trillion and Rp4.1 trillion, respectively. With those total Capex, until the end of June 2010, around 29% and 33% of Telkom’s and Telkomsel’s Capex have been absorbed.
Consolidated Debt
The following table presents the debt portfolio as of June 30, 2009 and 2010.

	Original (in million)		Rp (in billion)		Portion (%)
Currencies	H1/09	H1/10	H1/09	H1/10	H1/09	H1/10
IDR / Rupiah	13,657,523	15,311,194	13,658.0	15,311.2	74.7%	82.9%
U.S. Dollar	329	222	3,361.0	2,015.5	18.4%	10.9%
Japanese Yen	11,902	11,135	1,274.0	1,139.0	7.0%	6.2%
EURO	—	—			0.0%	0.0%

Total			18,293.0	18,465.6	100.0%	100.0%

Our strategy in facing forex fluctuation is to provide natural hedging through maintaining cash and cash equivalents of around 50% of current maturity and average payment of Capex/Opex for the next 12 months.
At the end of this period, Debt to Equity Ratio (DER) reached to 46.3%. This is an improvement over the same period last year.
We received a BB+ rating from Fitch Ratings for Long-Term Rating and Baa2 from Moody’s for our Long-Term Rating. These ratings expect our leverage and interest coverage to remain strong for its rating category.
Human Resources
As of June 30, 2010, the total number of our employees as a parent company were 21,559 persons which is a decreased of 8.4% compared to the same period last year. This is a result of normal pension and Early Retirement Program (ERP). Meanwhile, in the same period, the number of Telkomsel’s employees grew by 4.0% to 4,313 employees.

Recent Development
TELKOM signed a cooperation agreement with PT INTI
On April, 2010, we signed a cooperation agreement with PT INTI that was witnessed by Minister of State Owned Enterprises (SOEs), Mustafa Abubakar. The agreement was signed by the President-Director of TELKOM, Rinaldi Firmansyah, and the President Director of PT. INTI, Irfan Setiaputra, in the Office of the Ministry of State Owned Enterprises. Cooperation between TELKOM and PT INTI will be focused upon copper access network modernization to optical fiber access networks. The modernization effort is intended to realize plans for the Next Generation Network (NGN).
Telkom launched Cloud Computing
On May, 2010, our CEO launched Telkom cloud computing at the “10th Telkom ICT Transforming Corporations in Indonesia” event, ICT solutions through the mechanism of cloud computing that allows users utilizing the network, platforms, applications from the provider.
Indigo Fellowship 2010 Program and Indigo Fellows Award 2010
We launched the Indigo Fellowship 2010 Program and Indigo Fellows Award 2010 as an effort to create a business incubation and aggregation of content and digital applications. The launch was conducted by the CIO of Telkom.
Telkom issued Telkom’s Bond II Totaled Rp.3 Trillion
In 2010, Telkom issued Telkom’s Bond II amounting to Rp3 trillion. Telkom’s Bond II had a rating of AAA (Stable Outlook) from PT Pemeringkat Efek Indonesia (“Perfindo”) for a long-term debt securities (Bonds). Acting as the Joint Lead Underwriters of this bond issuance were PT Bahana Securities, PT Danareksa Sekuritas, and PT Mandiri Sekuritas, while the Trustee is PT Bank CIMB Niaga Tbk. The listing of bonds on the Indonesia Stock Exchange was on July 5, 2010.
These bonds provide options for the public to choose the required series, namely:

Series A :	With a tenor of 5 (five) years. Bond shall be paid in full at the end of the tenor (bullet payment) and is offered with a value of 100% (one hundred percent) of the principal amount at the maturity date in 2015. The bond interest will be paid quarterly.

Series B :	With a tenor of 10 (ten) years. Bond shall be paid in full at the end of the tenor (bullet payment) and is also offered with a value of 100% (one hundred percent) of the principal amount at the maturity date in 2020. The bond interest will be paid quarterly.
The bonds offered are not secured by specific collateral in the form of assets, income or other assets of the Company and are not included in the Bank guarantee program implemented by Bank Indonesia or other guarantee agencies. All company assets either current assets or non current assets, either existing or will exist in the future, will be a guarantee for all of our debt to all creditors that are not secured by specific or without preferential rights including the bonds in accordance with the provisions of article 1131 and article 1132 Book of Civil Law Act.
The proceeds, after deducting the costs of issuance, will be used to increase the capital expenditure including outlays for new wave broadband (broadband, soft switch, datacom, IT & others), infrastructure (backbone, metro, Regional Metro Junction, IP, and satellite systems), and for optimizing legacy & supporting facilities (fixed wireline & wireless).

The allotment of Bond had compiled with amount above, the majority of Bond allocated to institutional and individual were 99.800% and 0.206%, respectively. Interest rate and proportion amount of Bond were 9.6% and Rp1,005 billion for Series A, and 10.2% and Rp1,995 billion for Series B.
The Company held AGMS and EGMS on June 11, 2010
On June 11, 2010, we held Annual General Meeting of Shareholders (AGMS) and the Extraordinary General Meeting of Shareholders (EGMS). At the EGMS the following was approved: a). Mr. Tanri Abeng as President Commissioner, b). Mr. Arif Arryman as Independent Commissioner, c). Mr. P. Sartono as Independent Commissioner, d). Mr. Rinaldi Firmansyah as President Director, e). Mr. Arief Yahya as Director of Enterprise & Wholesale. These persons were approved to continue to perform their tasks and obligations until the composition of the respective positions are definitely determined by the next shareholders meeting.
Distribution of Dividend
In accordance with the resolution of our Annual General Meeting of Shareholders dated June 11, 2010, payment of cash dividend for the 2009 financial year of 50% of the net profit or the amount of Rp5,666,070,036,791,- deducted by the interim dividend paid to the shareholders on December 28, 2009 in the amount of Rp524,190,170,387.- or Rp26.65 per share, therefore the total final dividend payable to the shareholders is amounted to Rp5,141,879,866,404,- or at least of Rp261.4149 per share based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date of 490,574,500 shares). On July 26, 2010, we paid dividend final to our shareholders with total amount as we mention previously.
AWARDS
■	Plasa Telkom and Telkomsel Grapari won the Service Quality Award 2010 categories of CDMA and GSM service points from Customer Satisfaction & Loyalty Indonesia.

■	We received a Zero Accident Award 2010

■	We received the Editor’s Choice and Netizen’s Choice for Corporate Brand categories from MarkPlus Inc. and the marketing communities.
Outlook
The followings is our guidance for 2010:
■	Maintenance of our market share of around 50% for full mobility and 56% for Flexi

■	Single digit growth in operating revenues

■	A slight decline in EBITDA Margin

■	Capex of approximately US$ 1.7 billion

Table 1
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
June 30, 2009 and 2010
(in millions of Rupiah)

	2009	2010
ASSETS

CURRENT ASSETS
Cash and cash equivalents	8,276,168	8,271,849
Temporary investments	281,785	366,235
Trade receivables
Related parties — net of allowance for doubtful accounts of Rp.105,465 million in 2009 and Rp.226,046 million in 2010	779,849	921,294
Third parties — net of allowance for doubtful accounts of Rp.1,361,231 million in 2009 and Rp.1,087,103 million in 2010	2,959,173	3,805,276
Other receivables — net of allowance for doubtful accounts of Rp.9,299 million in 2009 and Rp.6,364 million in 2010	56,359	92,922
Inventories — net of allowance for obsolescence of Rp.70,547 million in 2009 and Rp.75,180 million in 2010	449,673	506,653
Prepaid expenses	2,200,836	3,112,643
Claims for tax refund	222,544	240,157
Prepaid taxes	809,900	361,797
Other current assets	24,217	50,406

Total Current Assets	16,060,504	17,729,232

NON-CURRENT ASSETS
Long-term investments — net	165,587	208,594
Property, plant and equipment — net of accumulated depreciation of Rp.67,802,439 million in 2009 and Rp.77,796,312 million in 2010	72,780,789	75,715,330
Property, plant and equipment under Revenue- Sharing Arrangements — net of accumulated depreciation of Rp.254,940 million in 2009 and Rp.190,508 million in 2010	449,055	332,339
Prepaid pension benefit cost	256	730
Advances and other non-current assets	2,135,888	3,010,780
Goodwill and other intangible assets — net of accumulated amortization of Rp.6,913,373 million in 2009 and Rp.8,300,212 million in 2010	2,530,166	1,918,589
Escrow accounts	48,491	41,853
Deffered tax assets — net	87,780	92,881

Total Non-current Assets	78,198,012	81,321,096

TOTAL ASSETS	94,258,516	99,050,328
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

Table 1 (continued)
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
June 30, 2009 and 2010
(in millions of Rupiah)

	2009	2010
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade payables
Related parties	2,046,431	2,319,698
Third parties	7,876,896	6,278,228
Other payables	17,868	17,007
Taxes payables	1,203,203	923,033
Dividend payables	9,057,086	8,371,268
Accrued expenses	2,614,705	3,330,530
Unearned income	2,175,184	2,502,200
Advances from customers and suppliers	877,494	297,188
Short-term bank loans	53,339	39,118
Current maturities of long-term liabilities	6,825,315	6,720,487

Total Current Liabilities	32,747,521	30,798,757

NON-CURRENT LIABILITIES
Deferred tax liabilities — net	3,481,230	3,928,216
Accrued long service awards	114,215	206,777
Accrued post-retirement health care benefits	2,236,372	1,560,931
Accrued pension and other post-retirement benefits costs	943,660	559,120
Long-term liabilities — net of current maturities
Obligations under finance leases	398,168	459,385
Two-step loans — related party	3,447,691	2,856,919
Notes	27,000	149,133
Bank loans	7,483,279	8,910,312
Deferred consideration for business combinations	773,043	—
Total Non-current Liabilities	18,904,658	18,630,793

MINORITY INTEREST	8,495,516	9,747,485

STOCKHOLDERS’ EQUITY
Capital stock — Rp.250 par value per Series A
Dwiwarna share and Series B share
Authorized — 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid — 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000
Additional paid-in capital	1,073,333	1,073,333
Treasury stock — 490,574,500 shares in 2009 and 2010	(4,264,073)	(4,264,073)
Difference in value arising from restructuring transactions and other transactions between entities under common control	360,000	478,000
Difference due to change of equity in associated companies	385,595	385,595
Unrealized holding gain from available-for-sale securities	6,171	42,235
Translation adjustment	244,017	229,047
Difference due to acquisition of minority interest in subsidiary	(437,290)	(439,444)
Retained earnings
Appropriated	15,336,746	15,336,746
Unappropriated	16,366,322	21,991,854
Total Stockholders’ Equity	34,110,821	39,873,293
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	94,258,516	99,050,328
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

Table 2
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
PERIOD ENDED JUNE 30, 2009 and 2010
(in millions of Rupiah except per share & per ADS data)

	2009	2010
OPERATING REVENUES
Telephone
Fixed lines	7,444,556	6,684,932
Cellular	13,960,216	14,399,196
Interconnection	1,437,189	1,522,962

Data, internet and information technology services	8,664,157	10,222,319
Network	590,050	554,990
Other telecommunications services	515,808	858,697

Total Operating Revenues	32,611,976	34,243,096

OPERATING EXPENSES
Depreciation & Amortization	6,685,475	7,422,580
Personnel	3,679,919	3,467,140
Operations, maintenance and telecommunication services	7,015,540	8,409,733
General and administrative	1,237,871	1,118,510
Interconnection	1,464,168	1,499,321
Marketing	951,906	966,291
Total Operating Expenses	21,034,879	22,883,575

OPERATING INCOME	11,577,097	11,359,521

OTHER (EXPENSES) INCOME
Interest income	231,265	174,473
Equity in net loss of associated companies	(2,969)	(4,974)
Interest expense	(938,093)	(957,984)
Gain on foreign exchange — net	550,454	111,245
Others — net	120,197	198,093

Other expenses — net	(39,146)	(479,147)

INCOME BEFORE TAX	11,537,951	10,880,374

TAX EXPENSE
Current	(2,802,894)	(2,228,384)
Deferred	(488,577)	(588,969)

	(3,291,471)	(2,817,353)
INCOME BEFORE MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES	8,246,480	8,063,021

MINORITY INTEREST IN NET INCOME OF CONSOLIDATED SUBSIDIARIES — net	(2,202,667)	(2,059,746)

NET INCOME	6,043,813	6,003,275

BASIC EARNINGS PER SHARE
Net income per share	306.04	305.21
Net income per ADS (40 Series B shares per ADS)	12,241.60	12,208.40
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

Table 3
PT TELEKOMUNIKASI INDONESIA Tbk and SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
PERIOD ENDED JUNE 30, 2009 and 2010
(in millions of Rupiah)

	2009	2010
CASH FLOWS FROM OPERATING ACTIVITIES
Cash receipts from operating revenues
Telephone
Fixed lines	6,517,632	6,038,452
Cellular	14,069,660	14,079,961
Interconnection	1,853,182	1,727,005
Data, internet and information technology services	8,636,636	9,664,273
Other services	1,052,379	1,379,898
Total cash receipts from operating revenues	32,129,489	32,889,589
Cash payments for operating expenses	(15,940,136)	(16,766,152)
Cash paid (refund) from (to) customers	(9,596)	186,601

Cash generated from operations	16,179,757	16,310,038

Interest received	247,978	174,763
Interest paid	(1,024,354)	(906,632)
Income tax paid	(1,969,673)	(2,433,753)

Net cash provided by operating activities	13,433,708	13,144,416

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of temporary investments and maturity of time deposits	31,967	26,307
Purchases of temporary investments and placements in time deposits	(21,472)	(8,662)
Proceeds from sale of property, plant and equipment	2,460	7,723
Acquisition of property, plant and equipment	(10,178,066)	(7,797,729)
Decrease in advances for purchases of property, plant and equipment	(958,468)	(280,795)
(Increase) decrease in advances, other assets, escrow accounts	134,105	(38,540)
Business combinations, net of cash paid	—	(113,503)
Acquisition of intangible assets	(5,135)	(102,367)
Cash dividends received	822	2,332
Acquisition of long-term investments	—	(63,794)

Net cash used in investing activities	(10,993,787)	(8,369,028)

CASH FLOWS FROM FINANCING ACTIVITIES
Cash dividends paid to minority stockholders of subsidiaries	(16,269)	(405,175)
Proceeds from short-term borrowings	37,072	36,037
Repayments of short-term borrowings	(28,772)	(40,764)
Proceeds from Medium-term Notes	—	35,000
Repayment of Medium-term Notes	—	(3,000)
Proceeds from long-term borrowings	2,530,000	562,758
Repayment of long-term borrowings	(3,476,924)	-3,928,758
Repayment of promissory notes	(123,927)	—
Repayment of obligations under finance leases	(146,568)	(123,905)

Net cash used in financing activities	(1,225,388)	(3,867,807)

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,214,533	907,581

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	171,690	(441,192)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	6,889,945	7,805,460

CASH AND CASH EQUIVALENTS AT END OF PERIOD	8,276,168	8,271,849
See accompanying notes to consolidated financial statements, which form an integral part of the consolidated financial statements

Table 4
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
BALANCE SHEET
June 30, 2009 and 2010
(In billions of rupiah)

	2009	2010
CURRENT ASSETS
Cash and cash equivalents	2,630	5,366
Acct. /Unbilled receivables	629	895
Prepayments	2,522	3,463
Others	791	386
Total Current Assets	6,572	10,110

NON-CURRENT ASSETS
Long-term Investment	20	20
Fixed assets — net	47,798	49,790
Advances for fixed assets	1	35
Equipment no used in operations — net	22	1
Intangible assets — net	308	699
Others	128	129
Total Non-Current Assets	48,277	50,674
TOTAL ASSETS	54,849	60,784

CURRENT LIABILITIES
Accounts payable & Accr. Liabilities	9,054	8,696
Taxes payable	784	581
Unearned revenue	1,881	2,365
Dividend payable	9,137	9,212
Curr. maturities of med-term loans	4,280	4,120
Curr. maturities of oblig. under finance leases	77	7
Total Current Liabilities	25,213	24,981

NON-CURRENT LIABILITIES
Med-term & long term loans — net of current maturities	2,880	5,022
Deferred tax liabilities	2,444	2,640
Others	227	371
Total Non-current Liabilities	5,551	8,034

EQUITY
Capital stock — Rp 1,000,000 par value
Authorized — 650,000 shares
Issued and fully paid — 182,570 shares	183	183
Additional paid-in capital	1,505	1,505
Retained earnings	22,398	26,082
Total Equity	24,086	27,770

TOTAL LIAB. & STOCKHOLDERS’ EQUITY	54,849	60,784

Table 5
PT. TELEKOMUNIKASI SELULAR (TELKOMSEL)
INCOME STATEMENT
The Period Ended June 30, 2009 and 2010
(In billions of rupiah)

	2009	2010
OPERATING REVENUES
Post-paid	2,100	2,209
Prepaid	16,823	17,833
International roaming	353	333
Interconnection revenues	1,217	1,322
Other (USO compensation & network lease)	75	251
Total Operating Revenues	20,568	21,948

OPERATING EXPENSES
Personnel	628	747
Operation & maintenance	4,091	5,052
General & administrative	379	411
Marketing	481	552
Interconnection charges	1,164	1,144
Other operating expenses	1,023	1,045
Depreciation	4,021	4,649
Total Operating Expenses	11,787	13,600

EBIT (EARNINGS BEFORE INTEREST & TAXES)	8,781	8,348
OTHER INCOME/(EXPENSES)
Interest income & financing charges	(439)	(438)
Foreign exchange gain	256	53
Others — net	4	0
Other income/(expenses) — net	(179)	(385)

INCOME BEFORE TAX	8,602	7,963
INCOME TAX EXPENSE	2,412	2,037
NET INCOME	6,190	5,926

EBITDA	12,802	12,997
EBITDA Margin — over gross oper. revenues	62%	59%

ROA	21%	22%
ROE	49%	50%